15048083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLATED SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1748 NORTH FAIRFAX AVENUE
(No. and Street)

LOS ANGELES (City) CA (State) 90046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUE DEVINE 646-580-2614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL DAVID
(Name – *if individual, state last, first, middle name*)

146 SPENCER ST 4014 (Address) BROOKLYN (City) NY (State) 11205 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/10

OATH OR AFFIRMATION

I, SUE DEVINE (SUSAN DEVINE), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLATED SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Devine
Signature

Managing Member
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 20 15, by Susan Devine ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LANA SILVER
COMM. #1981109
Notary Public - California
Los Angeles County
My Comm. Expires July 3, 2016
NR01

(Seal) Signature ______

SLATED SECURITIES, LLC
FINANCIAL STATEMENTS
December 31, 2014

TABLE OF CONTENTS

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Slated Securities, LLC

I have audited the accompanying statement of financial condition of Slated Securities, LLC. , a Delaware corporation as of December 31, 2014 and the related statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slated Securities, LLC , as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 26, 2015

SLATED SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	151,679
Other assets		4,132
TOTAL ASSETS	$	155,811

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities		
Accounts Payable and Accrued expenses	$	16,668
Total Liabilities		16,668
Stockholders' Equity		
Common Stock -		
Equity		198,000
Retained deficit		(58,857)
Total Stockholder's Equity		139,143
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	155,811

See Accountants' Report and Notes to Financial Statements

SLATED SECURITIES, LLC
Statements of Operations
For the Year Ended December 31, 2014

INCOME	
Commissions	$
Total Income	-
OPERATING EXPENSES	
Professional fees	29,308
Salaries & payroll costs	7,441
Insurance	7,131
Licenses and Permits	2,522
Dues and Subscriptions	1,000
Other expenses	925
Office	427
Total Operating Expenses	48,754
Operating (Loss)	(48,754)
Net (Loss)	$ (48,754)

See Accountants' Report and Notes to Financial Statements

SLATED SECURITIES, LLC
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2014

	Common Stock	Equity	Retained Earnings	Total
Beginning of Year	$ -	198,000	(10,103)	187,897
Distributions			-	-
Net Income			(48,754)	(48,754)
End of Year	$ -	198,000	(58,857)	139,143

See Accountants' Report and Notes to Financial Statements

SLATED SECURITIES, LLC
Statements of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net Income	$ (48,754)
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accrued expenses	16,669
(Increase) in other assets	(4,132)
Total adjustments	(36,217)
Cash flows from financing activities	
Investement from Slated, Inc.	178,000
Net cash used by financing activities	178,000
Net increase in cash and equivalents	141,783
Cash and equivalents, beginning	9,896
Cash and equivalents, beginning	$ 151,679

See Accountants' Report and Notes to Financial Statements

SLATED SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Slated Securities, LLC was formed a limited liability corporation in the State of Delaware on July 9, 2013 as a subsidiary of Slated, Inc. On May 21, 2014, Slated Securities, LLC was approved for registration as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities & Exchange Commission ("SEC"). The purpose of establishing the limited liability company and subsequent registration was to offer private placements in film-related projects by connecting investors with film producers. For its efforts, Slated Securities, LLC would be compensated in the form of commissions from the sale of interests in film-related projects.

To date, Slated Securities, LLC has not generated any revenue from this activity.

Slated Securities, LLC is a broker-dealer with a $5,000 statutory minimum net capital requirement that is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i). As required by law, Slated Securities, LLC is also a member of the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition

The Company recognized revenues upon the the placement of projects for its clients when the amount is determinable and realizable.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 250,000.

Note 3 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $ 5,000 or 1/5 of aggregate indebtedness.

At December 31, 2014the Company had net capital, as defined, of $ 135,011 which exceeded the required minimum net capital by $ 130,011. Aggregate indebtedness at December 31, 2014 totaled $ 16,668 and the ratio of aggregate indebtedness to net capital was .1235 to 1.

Note 4 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date of the financial statements were available for issuance.

SLATED SECURITIES, LLC
Supplementary Information
For the Year Ended December 31, 2014

**Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission**

Computation of Net Capital Members' Equity	$	139,143
Deductions – Non – Allowable Assets		4,132
Net Capital, as defined		135,011
Minimum net capital required		5,000
Net Capital in excess of minimum requirement	$	130,011
Net Capital less greater of 10% of AI or 120% of Net Capital Req.	$	129,011

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	16,668

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$	16,668	= 12.35%
Net Capital	$	135,011	

**Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

SLATED SECURITIES, LLC
Statements of Changes in Financial Condition
For the Year Ended December 31, 2014

Information Relating to the Posession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	135,011
Net Capital, as computed	$	135,011
Aggregate indebtedness, per focus report	$	16,668
Aggregate indebtedness, as computed	$	16,668

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Accountants' Report and Notes to Financial Statements

Neil D. Rischall CPA

Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Stockholders
Slated Securities, LLC

February 26, 2015

I have examined the accompanying financial statements of Slated Securities, LLC. for the year ended December 31, 2014, and have issued my report thereon dated February 26, 2015. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
Slated Securities, LLC

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Slated Securities, LLC taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 26, 2015

Neil D. Rischall CPA

Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 26, 2015

To the Stockholders
Slated Securities, LLC

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Slated Securities, LLC as of December 31, 2014.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Slated Securities, LLC as of December 31, 2014 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 26, 2015

Slated Securities, LLC

Member FINRA/SIPC

February 10, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, Slated Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Slated Securities, LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

Susan B. Devine
Managing Member

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*********1182******************ALL FOR AADC 900
069323 FINRA DEC
SLATED SECURITIES LLC
1748 N FAIRFAX AVE
LOS ANGELES CA 90046

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Slated Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of January, 20 15.

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 0
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
~~(8) Other revenue not related either directly or indirectly to the securities business.~~ (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
2d. SIPC Net Operating Revenues		$ 0
2e. General Assessment @ .0025		$ 0 (to page 1, line 2.A.)